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16021309

SECURITIES AND EXCHANGE COMMISSION RECEIVED
JUN 09 2016
16 REGISTRATIONS BRANCH

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68797

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Siena Global Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward ~~Ricards~~ Richardson Jr., CPA

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

X/A ✓

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2016

Board of Directors
Siena Global Securities, LLC
2922 Burdeck Drive
Oakland, CA 94602

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Siena Global Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Siena Global Securities, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) Siena Global Securities, LLC stated that Siena Global Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Siena Global Securities, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Siena Global Securities, LLC compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

SIENA GLOBAL SECURITIES, LLC

2992 Burdeck Drive
Oakland, CA 94602

510-531-0201 Tel
510-531-1626 Fax

February 22, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE December 31, 2015

Dear Mr. Richardson Jr.,

Please be advised that Siena Global Securities, LLC has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of January 1, 2015 through December 31, 2015. Siena Global Securities, LLC, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Siena Global Securities, LLC.'s past business has been of similar nature and has complied to this exemption since its inception, (date).

Dennis L. Franklin, the Managing Director of Siena Global Securities, LLC has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

Burr Pilger Mayer has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Siena Global Securities, LLC.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (510) 531-0201.

Very truly yours,

Siena Global Securities, LLC

Dennis L. Franklin
Managing Director